Exhibit 99(a)




News Release:  Immediate        Contact:  Richard B. Elder (Media)
                                          (804)343-4785
                                          Celeste Gunter (Financial)
                                          (804) 649-4307

    JAMES RIVER HIGHLIGHTS COST REDUCTION AND RESTRUCTURING PROGRAMS
                       AT SECURITY ANALYST MEETING


     RICHMOND, VIRGINIA, July 31, 1995 -- At a meeting with security analysts on Friday, July 28, 1995, James River Corporation discussed details of its ongoing restructuring initiatives, cost reduction programs and succession plans, all designed to transform the company into a more focused, more profitable consumer products company.

     Robert C. Williams, co-founder, Chairman and Chief Executive Officer, outlined additional details of an expanded cost reduction program which is in motion. This program, once fully implemented, could generate savings of as much as $640 million by 1998 and would result in the elimination of approximately 4,400 jobs in North America and Europe, mostly in 1995 and 1996. These programs include dramatic changes in how the company purchases raw materials, equipment and services, fundamental redesign of how work is done in its manufacturing facilities, modernization of its tissue converting operations, upgrading of information systems that respond to customer orders, streamlining of its distribution network, and redesign and consolidation of its administrative and support activities. Mr. Williams told analysts, "While these reductions will be painful, they are absolutely necessary for us to become a competitive consumer products business in the future." The company currently employs nearly 22,700 people in its North American and European Consumer Products operations.

     Mr. Williams also commented on progress relative to the naming of a new CEO. Mr. Williams, who plans to retire at the end of the year, indicated that the search for his successor was nearing completion. He noted, "While no successor has yet been named, it is expected that the new CEO will come from outside the company, will have a broad consumer products background and could be on board this fall."

     Stephen E. Hare, Chief Financial Officer, updated analysts on the planned spin-off to shareholders of what was formerly a large part of the company's Communications Papers Business and its specialty papers operations. This spin-off is designed to reduce James River's exposure to the highly cyclical nature of communications papers markets and sharpen its focus on consumer products. Plans for the spin-off company, to be named Crown Vantage, Inc., are progressing and are expected to be completed by late summer. Crown Vantage is expected to incur $500 million in long-term debt, the net proceeds of which will be paid as a return of capital to James River. The company intends to use the cash proceeds to reduce its long-term debt. On a pro forma basis as of the end of its second quarter, such application would have resulted in a decline in the company's debt to capital ratio from 56.6% to approximately 52%.

     The company continues to study strategic options for its Food and Consumer Packaging Business.

     Included in the $640 million of potential savings is a reduction in interest expense of over $100 million. Interest savings are expected to result from debt reduction associated with both the spin-off of Crown Vantage and the possible separation of the Food and Consumer Packaging Business.

     In anticipation of the planned spin-off, Mr. Williams also discussed the formation of a new simplified organizational structure consisting of three operating divisions, each with its own president, and a single corporate staff. Named to head the three divisions were:
James K. Goodwin, President, North American Consumer Products Division; Ronald L. Singer, President, European Consumer Products Division; and, Norman K. Ryan, President, Food and Consumer Packaging Division. Mr. Williams commented: "These organizational changes give more authority to each of the division presidents and allow the businesses to concentrate on making and selling their products."

     Mr. Williams noted in closing: " I believe a clear path has now been established to transform James River into a consumer products business that will be competitive with any in the world. The entire organization, with the support of the Board of Directors, is committed to getting the job done."

     James River Corporation, headquartered in Richmond, Virginia, is a leading manufacturer and marketer of consumer products, food and consumer packaging and communications papers. These product lines include leading brands such as QUILTED NORTHERN bathroom tissue, BRAWNY paper towels, DIXIE paper cups and plates, QUILT-RAP sandwich wrap, QWIK WAVE microwave packaging, EUREKA! recycled copy paper and WORD PRO copy paper. In addition, the company produces a number of popular European brands for the towel and tissue market. James River has a current annual sales rate of $6.3 billion.